

December 30, 2013

Via E-mail
Mr. David F. Dyer
Chief Executive Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

      Re: **Chico's FAS, Inc.**
             Form 10-K for the Fiscal Year Ended February 2, 2013
             Filed March 20, 2013
             Response dated December 16, 2013
             File No. 001-16435

Dear Mr. Dyer:

      We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for the Fiscal Year Ended February 2, 2013

Executive Compensation, page 58

1. It remains unclear from your response to prior comment 2 how the restricted stock awards were determined. Please provide us with and in your future filings, as applicable, include substantive analysis and insight into how your Compensation Committee made its restricted stock grant determinations with respect to each named executive officer, as requested in our prior comment. For example, please explain in greater detail why the company significantly increased the amount of stock awards for each officer and how these considerations were applied to each officer on an individual basis.

You may contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Tia L .Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining